NO ACT

IE
10-12-10



10013731

October 18, 2010

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Received SEC
OCT 18 2010
Washington, DC 20549

Re: Melco Crown Entertainment Limited
Incoming letter dated October 12, 2010

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

The Division will not object if Melco Crown Gaming (Macau) Limited, the Macau subsidiary of Melco Crown Entertainment Limited, is treated as a 100%-owned subsidiary for the purposes of Rule 3-10 of Regulation S-X. We note in particular that the non-parent company ownership for Melco Crown Gaming (Macau) Limited is at the minimum level required to comply with Macau law.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different result. Further, this letter only expresses the Division's position on enforcement and does not purport to express any legal conclusions on the question presented.

Sincerely,

Elliot B. Staffin
Special Counsel

Securities Exchange Act of 1934
Section 13
Regulation S-X - Rule 3-10
October 18, 2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Thomas M. Britt, III
Debevoise & Plimpton LLP
13/F Entertainment Building
30 Queen's Road Central
Hong Kong

Re: Melco Crown Entertainment Limited

Dear Mr. Britt:

In regard to your letter of October 12, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

DEBEVOISE & PLIMPTON LLP
American & International Lawyers
德普美國律師事務所有限責任合夥

13/F Entertainment Building
30 Queen's Road Central
Hong Kong
Tel (852) 2160 9800
Fax (852) 2810 9828
www.debevoise.com

Thomas M. Britt III
Edward Drew Dutton
Andrew M. Ostrognai
Resident Partners

October 12, 2010

RECEIVED
2010 OCT 15 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Melco Crown Entertainment Limited; MCE Finance Limited; and Melco Crown Gaming (Macau) Limited

Ladies and Gentlemen:

On behalf of Melco Crown Entertainment Limited (the "Parent"), an exempted company with limited liability organized under the laws of the Cayman Islands, MCE Finance Limited (the "Issuer"), a direct wholly-owned subsidiary of the Parent organized as an exempted company with limited liability under the laws of the Cayman Islands, and Melco Crown Gaming (Macau) Limited (the "Subsidiary"), a subsidiary of the Parent organized as a limited liability company incorporated by shares *(sociedade anónima)* under the laws of the Macau Special Administrative Region of the People's Republic of China ("Macau"), we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action to the Commission if the Subsidiary does not comply with the periodic reporting requirements of Sections 13 and 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), provided that the footnotes to the Parent's consolidated financial statements contained in the Registration Statement (as defined herein) (at the time such Registration Statement becomes effective) and under the Exchange Act will contain condensed consolidating financial information with respect to the Subsidiary of the type described in Rule 3-10(d) of the Commission's Regulation S-X.

I. Background

On May 17, 2010, the Issuer consummated a private placement of US$600,000,000 of 10.25% Senior Notes due 2018 (the "Old Notes"). The Parent and MPEL International Limited, a subsidiary of the Parent, fully and unconditionally guaranteed the Old Notes on a senior secured basis (the "Senior Guarantors") and the Subsidiary and certain other subsidiaries[1] of the Parent fully and unconditionally guaranteed the Old Notes on a senior subordinated secured basis (the "Senior Subordinated Guarantors", and together with the Senior Guarantors, the "Guarantors"). In connection with the issuance of the Old Notes, the Issuer and each Guarantor entered into an exchange and registration rights agreement that requires the Issuer and each Guarantor to effect an exchange of the Old Notes for comparable securities that have been registered under the Securities Act of 1933, as amended (the "Securities Act").

The Issuer and each Guarantor must file with the Commission a Registration Statement on Form F-4 (the "Registration Statement") to register under the Securities Act the offering of (i) up to US$600,000,000 aggregate principal amount of the Issuer's 10.25% Senior Notes due 2018 (the "Exchange Notes") that would be offered in exchange for the Old Notes and (ii) guarantees (collectively the "Guarantees") of the Exchange Notes by each Guarantor. Upon effectiveness of such Registration Statement, the Issuer and each Guarantor intend to consummate an exchange offer pursuant to which up to US$600,000,000 principal amount of Exchange Notes will be issued in exchange for an equal principal amount of Old Notes. The Old Notes and the Exchange Notes are collectively referred to herein as the "Notes".

The Notes were and will be issued pursuant to an indenture dated as of May 17, 2010 between the Issuer and The Bank of New York Mellon, as Trustee (the "Trustee") and Collateral Agent. The Guarantees were issued pursuant to a note guarantee (the "Note Guarantee") dated as of May 17, 2010 among the Issuer, each Guarantor and the Trustee. The Note Guarantee provides that the Notes are and will be fully and unconditionally guaranteed by each Guarantor. The Issuer loaned a portion of the proceeds of the Old Notes to its indirect wholly-owned subsidiary, MPEL Investments Limited, as evidenced by a promissory note (the "Intercompany Note") dated as of May 17, 2010 by MPEL Investments Limited. The Guarantees are secured, pursuant to a pledge agreement dated as of May 17, 2010 between the Issuer

---

[1] The certain other subsidiaries are MPEL Nominee One Limited, MPEL Investments Limited, Altira Hotel Limited, Altira Developments Limited, Melco Crown (COD) Hotels Limited, Melco Crown (COD) Developments Limited, Melco Crown (Cafe) Limited, Golden Future (Management Services) Limited, MPEL (Delaware) LLC, Melco Crown Hospitality and Services Limited, Melco Crown (COD) Retail Services Limited, Melco Crown (COD) Ventures Limited, COD Theatre Limited, Melco Crown COD (HR) Hotel Limited, Melco Crown COD (CT) Hotel Limited and Melco Crown COD (GH) Hotel Limited. All such subsidiaries are 100% owned by the Parent.

and the Collateral Agent (as defined therein), by a first priority pledge of the Intercompany Note.

II. Discussion

Rule 12(h)-5 of the Exchange Act exempts from Exchange Act reporting requirements those subsidiary issuers and subsidiary guarantors that may omit separate financial statements under Rule 3-10 of the Commission's Regulation S-X.

Rule 3-10(d) of Regulation S-X provides that "when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if:

(1) The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;
(2) The guarantees are full and unconditional;
(3) The guarantees are joint and several; and
(4) The parent company's financial statements are filed for the periods specified by §§ 210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

    (i) The parent company;
    (ii) The subsidiary issuer;
    (iii) The guarantor subsidiaries of the parent company on a combined basis;
    (iv) Any other subsidiaries of the parent company on a combined basis;
    (v) Consolidating adjustments; and
    (vi) The total consolidated amounts."

In our case, the Issuer issued the Old Notes and will issue the Exchange Notes, and both the Parent and one or more other subsidiaries of the Parent (MPEL International Limited and the Senior Subordinated Guarantors) provided and will provide full and unconditional guarantees. The Guarantees are joint and several. In addition, the Parent agrees that the footnotes to its consolidated financial statements contained in the Registration Statement (at the time such Registration Statement becomes effective) and in reports filed under the Exchange Act will contain condensed consolidating financial information with respect to the Subsidiary of the type described in Rule 3-10(d) of the Commission's Regulation S-X.

The remaining element for fulfilling the requirements to benefit from an exemption from Exchange Act reporting requirements is that the Subsidiary be "100%

owned" by the Parent. The total capital stock outstanding of the Subsidiary is 10,000,000 shares with a nominal value of Macau Pataca ("MOP") 100 each, comprised of 2,800,000 class A shares and 7,200,000 class B shares. Under Macau law, a holder of shares is entitled to certain rights, including voting and information rights, rights to receive dividends, and any other rights that are associated with the ownership of a share. The holders of the class A shares, as a class, have the right to one vote per one hundred shares, to receive an aggregate annual dividend of MOP 1[2] and to a return of capital of an aggregate amount for all class A shares of MOP 1 on the winding up or liquidation of the Subsidiary. The sole holder of the class B shares has the right to one vote per one hundred shares, to receive the remaining distributable profits of the Subsidiary after payment of the aggregate annual dividend of MOP 1 on the class A shares and to the return of capital after payment of the MOP 1 return on capital on the class A shares on a winding up or liquidation of the Subsidiary.

Pursuant to Macau law, the Subsidiary must be incorporated by a minimum of three shareholders. The Parent indirectly owns all but 1,000,000 of the class A shares in the Subsidiary. The 1,000,000 class A shares, which represent 10% of the total ownership interest in the Subsidiary, is owned by the managing director of the Subsidiary, Mr. Lawrence Ho, who is also the Co-Chairman and Chief Executive Officer of the Parent. MPEL Investments Limited owns 1,799,999 class A shares and 7,200,000 class B shares in the Subsidiary, representing >17.99% and 72%, respectively or >89.99% collectively, of the total ownership interest in the Subsidiary. MPEL Nominee Three Limited, an indirect 100% owned subsidiary of the Parent, owns one class A share in the Subsidiary, representing <0.01% of the total ownership interest in the Subsidiary.

The ownership of the Subsidiary is stated below:

Record Owner	**Number of Shares**	**% of Ownership**	**% of Total Ownership**
MPEL Investments Limited*	1,799,999 class A shares	>17.99%	>89.99%
	7,200,000 class B shares	72%	
Mr. Lawrence Ho	1,000,000 class A shares	10%	10%
MPEL Nominee Three Limited*	1 class A shares	<0.01%	<0.01%

* Indicates an indirect 100% owned subsidiary of the Parent.

A chart showing the direct and indirect ownership of the Subsidiary is attached as Exhibit A for your convenience.

The Subsidiary is, pursuant to U.S. GAAP, considered an indirectly 100% owned subsidiary of the Parent for purposes of the consolidated financial statements of the Parent because the economic interest of the 10% holding of Mr. Lawrence Ho

[2] As of October 11, 2010, MOP 1 is equal to US$0.12330.

is limited to, in aggregate with the other class A shareholders, MOP 1 on the winding up or liquidation of the Subsidiary and to receive an aggregate annual dividend of MOP 1.[3] There is no other competing common equity interest in the assets or revenues of the Subsidiary between the holders of class A shares of the Subsidiary and the holders of shares of other subsidiaries of the Parent. From an accounting perspective, investors evaluate the Subsidiary and the Parent as a single, indivisible business where the risks associated with investment in the Parent and the Subsidiary are identical. Therefore the Subsidiary and the Parent are considered to have financial unity.

The ownership interest by someone other than the Parent is a requirement of Macau law. In particular, the Macau Commercial Code, as amended (*Código Comercial*) (approved by Decree-Law no. 40/99/M of 3 August), published in the Macau Official Gazette no. 31 of 3 August 1999, Series I, in its Article 393 pertaining to Characteristics, requires that a *sociedade anónima*, which is the legal corporate nature of the Subsidiary, be incorporated by at least three shareholders, each subscribing at least one share. Article 393 reads as follows:

> "1. A company limited by shares may only be incorporated by a minimum of three shareholders and its share capital may not be lower than 1,000,000 patacas.
> 2. The share capital is divided in shares, all with the same nominal value, which may not be lower than 100 patacas, represented by certificates.
> 3. The liability of the shareholder is limited to the value of the subscribed shares."

The three-shareholder requirement applies to companies limited by shares (*sociedade anónima*) incorporated in Macau. Other types of business organizations in Macau, such as companies limited by quotas (*sociedade por quotas*) may be incorporated by one, two or more shareholders. The Subsidiary is one of six companies authorized by the Macau government to operate gaming activities in Macau. Currently there are three concessionaires, or companies which have entered into concession agreements with the Macau government, authorizing the operation of such gaming activities, and three subconcessionaires (including the Subsidiary), or companies that have entered into subconcession agreements with concessionaires and the Macau government, also authorizing the operation of such gaming activities.

It is mandatory under applicable Macau law that gaming concessionaires and subconcessionaires be incorporated as a Macau *sociedade anónima*. In particular, Law no. 16/2001 - Operation of games of fortune and change in casino law (*Lei n.º 16/2001 - Regime jurídico da exploração de jogos de fortuna ou azar em casino*),

[3] The actual amount that the managing director is entitled to receive on the winding up or liquidation of the Subsidiary and as an aggregate annual dividend is US$0.04404.

published in the Macau Official Gazette no. 39 of 24 September 2001, Series I ("Law no. 16/2001"), in its Article 7 pertaining to Concession Regime, requires that all gaming concessionaires and subconcessionaires be incorporated as a Macau *sociedade anónima*. Article 7 reads as follows:

> "1. The operation of games of fortune and chance is reserved to the Macau Special Administrative Region and may only be conducted by *sociedades anónimas* incorporated in the Region, to whom a concession shall be granted through an administrative agreement, under the terms of the present law.
>
> 2. The maximum number of concessions for the operation of games of fortune and change in casino is three."

Law no. 16/2001 is applicable to the Subsidiary, as a gaming subconcessionaire, pursuant to Clause 6 of the subconcession agreement executed between the Subsidiary and the concessionaire, as confirmed by the Macau government, pertaining to the Concessions Regime. Clause 6 reads as follows:

> "1. To this subconcession contract the legal framework of the concession regime consisting of the legal framework which comprises the legal system for operating casino games of chance or games of other forms as approved by the Law no. 16/2001, the Administrative Regulation no. 26/2001, the implementing rules for operating games of chance (specifically the rules stated in Article 55 of the Law no. 16/2001 and other supplemental regulations stated in the Law no. 16/2001) as well as the Concession Contract executed between the Macau SAR and the Concessionaire, shall apply.
>
> 2. Without prejudice of the obligations arising from this subconcession contract, the Subconcessionaire undertakes, before the Government, to comply with all such similar obligations as those of the concessionaires of games of chance and other games in casino from time to time arising from the legal framework referred to in the above number one."

As a result, and solely to comply with Macau law, the Subsidiary has three shareholders.

The 10% interest in the Subsidiary held by its managing director is also a requirement of Macau law. In particular, Law no. 16/2001, in its Article 19 pertaining to managing director, requires that all gaming concessionaires (and subconcessionaires) be managed by a managing director who holds at least 10% of the share capital of the concessionaire. Article 19 reads as follows:

> "1. The management of concessionaires shall be mandatorily delegated to a managing director.

2. The managing director mentioned in the preceding paragraph must be a Macau Special Administrative Region permanent resident and holder of, at least, 10% of the share capital of the concessionaire.
3. The delegation of the management of the concessionaire, including the appointment of the managing director, the scope of its powers and the duration of the delegation, as well as any amendment thereto, including the replacement, definitive or temporary, of the managing director, is subject to the prior authorization of the Government, otherwise being null.
4. The managing director, in addition to being subject to the probity requirement stipulated in article 14, may not be impeded for that purpose, including being a member of the Public Administration of Region or member of the Executive Council.
5. In case a management agreement is executed between a concessionaire and management company, only the requirements and impediments mentioned in the preceding paragraphs shall apply to the latter."

The 10% ownership requirement applies to all gaming concessionaires and subconcessionaires in Macau. As a result, and solely to comply with Macau law, Mr. Lawrence Ho holds 10%, or 1,000,000, of the Subsidiary's class A shares, the minimum amount of shares of a subconcessionaire required to be owned by its managing director.

The Adopting Release (Nos. 33-7878 and 34-43124) (the "Adopting Release") relating to Financial Statements and Periodic Reports for Related Issuers and Guarantors (which amended, among other things, Rule 12(h)-5 promulgated under the Exchange Act and Rule 3-10 of Regulation S-X, and became effective on September 30, 2000) addresses in its section III.A.1.a.i.(B) "Interpretive position regarding foreign issuers and guarantors" the issue of whether a foreign subsidiary that is required by local law to have more than one shareholder can be considered to be "100% owned" for purposes of Rule 3-10(d)(1). The Adopting Release provides that the Staff will continue to recognize the exception presented by the *Crown Cork & Seal Company, Inc.* (March 10, 1997) no-action letter.

In that case, the Staff agreed to a no-action request under former SAB 53 from a subsidiary organized in the Republic of France even though it had more than one voting shareholder that collectively held approximately 0.24% of its outstanding shares. In granting the no-action position, the Staff noted that the non-parent ownership was at the minimum level required to comply with French law.

Subsequently, the Staff has issued no-action letters under circumstances that were similar to *Crown Cork & Seal Company, Inc.* (March 10, 1997), including *Travelex plc* (February 1, 2001), *Maxcom Telecomunicaciones, S.A. de C.V.* (October 31, 2001) and *Axtel, S.A. de C.V.* (July 21, 2004). For each, the Staff agreed to no-action requests under Rule 3-10 of Regulation S-X despite the subsidiaries in

question having more than one voting shareholder. In *Travelex plc* (February 1, 2001), each of the subsidiaries organized under the laws of the Republic of France had more than one voting shareholder that collectively held approximately 0.04% of the outstanding shares. In *Axtel, S.A. de C.V.* (July 21, 2004) and *Maxcom Telecomunicaciones, S.A. de C.V.* (October 31, 2001), each of the subsidiaries organized under the laws of the United Mexican States had more than one voting shareholder that collectively held approximately 0.002% and 0.00002%, respectively, of the outstanding shares. In granting these no-action positions, the Staff noted that the non-parent ownership was at the minimum level required to comply with applicable law.

In our case, the managing director is required under Macau law to hold at least 10% of the share capital of the Subsidiary and the Subsidiary must be incorporated by at least three shareholders, each subscribing at least one share. The Subsidiary's non-Parent, managing director, ownership (1,000,000 shares or 10%) and the ownership of MPEL Nominee Three Limited (1 share or <0.01%) are also at the minimum levels required to comply with Macau law. Although this level of non-Parent ownership is greater than was the case in the *Crown Cork & Seal Company, Inc.* (March 10, 1997), *Travelex plc* (February 1, 2001), *Maxcom Telecomunicaciones, S.A. de C.V.* (October 31, 2001) and *Axtel, S.A. de C.V.* (July 21, 2004) no-action letters, the 10% non-Parent ownership level does not cause the risks associated with an investment in the Parent to be otherwise than identical with the risks of an investment in the Subsidiary due to the negligible economic entitlements of the class of shares comprising such 10% non-Parent ownership. Consequently, this 10% non-Parent ownership does not affect the financial unity between the Subsidiary and the Parent because the economic interest of the managing director's holding is limited to, in aggregate with the other class A shareholders, MOP 1 on the winding up or liquidation of the Subsidiary and to receive an aggregate annual dividend of MOP 1. This concept of financial unity between the Parent and the Subsidiary is consistent with the standards set forth in the Adopting Release in order to justify the modified financial information permitted by paragraphs (b) through (f) of Rule 3-10.

III. Conclusion

Based upon the foregoing discussion, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Subsidiary does not comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act, provided that the footnotes to the Parent's consolidated financial statements contained in the Registration Statement (at the time such Registration Statement becomes effective) and under the Exchange Act will contain consolidating financial information with respect to the Subsidiary of the type described in Rule 3-10(d) of the Commission's Regulation S-X. Specifically, the Parent's consolidated financial statements will include a footnote disclosing the condensed consolidated balance sheets, statements of operations and cash flows for the periods specified by §§ 210.3-01 and 210.3-02 with a separate column for:

i. The Parent;
ii. The Issuer;
iii. The Guarantors on a combined basis (this column will include the condensed financial information of the Subsidiary as it is a Senior Subordinated Guarantor of the Notes);
iv. Any other subsidiaries of the Parent on a combined basis;
v. Consolidating adjustments; and
vi. The total consolidated amounts.

Such footnote will also disclose the fact that the Guarantors' column includes financial information of the Subsidiary which is not 100% owned by the Parent. The Parent also undertakes to provide, in a note to the financial statements in its Form 20-F annual reports, an explanation for its position that, notwithstanding its indirect greater than 89.99% ownership of the Subsidiary, it is considered to be the 100% indirect owner of the Subsidiary for purposes of the Parent's consolidated financial statements.

We appreciate the staff's consideration of this request. If you require any additional information or have any questions or comments concerning the above, please feel free to call the undersigned at +852 2160 9830.

Very truly yours,



Thomas M. Britt III